Mail Stop 4561

November 3, 2006

Daniel P. McHugh
Chief Financial Officer
The Student Loan Corporation
750 Washington Boulevard
Stamford, CT 06901

Re: **The Student Loan Corporation**
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
Form 10-Q for the Fiscal Quarter ended June 30, 2006
File No. 001-11616

Dear Mr. McHugh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Reviewing Accountant